November 14, 2024

VIA EDGAR

Ms. Claire DeLabar
Mr. Robert Littlepage
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    ECARX Holdings Inc. (the “Company”)
Form 20-F for the Year Ended December 31, 2023
Response dated September 18, 2024

Dear Ms. Claire DeLabar and Mr. Robert Littlepage,
This letter sets forth the Company’s responses to the comments contained in the letter dated October 3, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Commission on April 3, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter or the Company’s response dated September 18, 2024 shall have the meaning ascribed to such terms in the 2023 Form 20-F.
Correspondence filed September 18, 2024

Financial Statements
Note 1. Description of business and organization
(c) Restructuring, page F-15

1.It appears from the related party disclosure in Note 28 and your consolidation policy in Note 2(b) that you do not consolidate Zhejiang Huanfu. Please tell us how you evaluated ASC 810-10-15-17(d)(1)and(2) in determining whether to consolidate Zhejiang Huanfu as a VIE. In this regard, we note the Company's related parties participated significantly in the design of this entity and it appears substantially all of the activities of Zhejiang Huanfu either involve or are conducted on behalf of the Company. Also, specifically address in your response:
•Whether you provided Zhejiang Huanfu with any loans or other financial support or committed to provide such financial support;
•What happened to the business that now is supported by the procurement framework agreement and Right to Data agreements with Zhejiang
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Huanfu, previously conducted by your VIEs and how you determined that the contribution of this business, which was previously integral in the performance of your services, was deemed to be immaterial as noted in your response to prior comment one;
•The nature and extent of Zhejiang Huanfu’s operating activities (i.e., tell us if Zhejiang Huanfu has other customers for similar data-related services. If not, tell us how the terms of the procurement framework agreement were determined to be arm's length. Also, does it simply hold the intellectual property related to data-related services or does it carry out other activities, such as updating maps, marketing, etc. using the intellectual property that Zhejiang Huanfu licenses from the Company?);
•How fees to Zhejiang Huanfu under the arrangement are determined; and
•Your analysis as to whether Zhejiang Huanfu is your de facto agent, pursuant to paragraphs ASC 810-10-25-43.
The Company respectfully submits that Zhejiang Huanfu was established by the Company’s controlling shareholder, which is Mr. Shufu Li, in 2016 and is still ultimately controlled by the same shareholder of the Company, who participated in the design of Zhejiang Huanfu. To the best knowledge of the Company, Zhejiang Huanfu has since been operating as a company with operations of its own which are, mainly, property management services and data-related services. Upon request, Zhejiang Huanfu advised the Company that (i) its operating revenues come from a variety of activities, e.g. data-related services (referring to the telematics service provider (“TSP”) service which requires accessing and processing certain personal data, not Mapping and ICP data), leasing and property management, etc. It has several customers and, specifically for the data-related service, more than a substantial majority of its data-related service revenue is generated from customers other than the Company; (ii) it has its own employees and operates its own sales and marketing, research and development and supplier management activities, etc.; (iii) in addition to the intellectual property licensed from the Company, its research and development team further develops new technologies; and (iv) it has its own financing resources. The Company believes that substantially all of the activities of Zhejiang Huanfu neither involve nor are conducted on behalf of the Company.

The Company considered the definition of related parties for the purpose of evaluating the accounting in accordance with ASC 810-10-15-17(d)(1) and (2) and concluded that VIE scope exception does not apply to Zhejiang Huanfu and potential consolidation of Zhejiang Huanfu by the Company under VIE model shall be evaluated.
The Company evaluated paragraph ASC 810-10-25-38A and concluded that the Company does not have power to direct the activities of Zhejiang Huanfu that most significantly impact its economic performance; nor does the Company have an obligation to absorb losses or receive benefits potentially significant to Zhejiang
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Huanfu and, consequently, the Company does not have a controlling financial interest in Zhejiang Huanfu and should not consolidate Zhejiang Huanfu in the Company’s consolidated financial statements.

The Company further addresses the Staff’s specific questions as follows:

•Whether you provided Zhejiang Huanfu with any loans or other financial support or committed to provide such financial support;
The Company had provided Zhejiang Huanfu certain short-term advances of RMB103 million and RMB19.8 million during FY2020 and FY2021, respectively, which have been disclosed in the prior filings and were fully repaid by the end of 2021. The Company has not provided any financial support to Zhejiang Huanfu since 2021 and is not committed to providing any financial support to Zhejiang Huanfu in the future.
•What happened to the business that now is supported by the procurement framework agreement and Right to Data agreements with Zhejiang Huanfu, previously conducted by your VIEs and how you determined that the contribution of this business, which was previously integral in the performance of your services, was deemed to be immaterial as noted in your response to prior comment one;
As described in Note 2(q) in 2023 Form 20-F, the Company provides connectivity service to its customers to enable end-users of secure connected car service, comprising (i) the TSP maintenance services and (ii) mobile data packs. During the service period, the Company is able to access the personal data. These data include (i) information related to vehicle user; (ii) information related to the vehicle settings and configurations; and (iii) information generated by vehicle when used and operated.

Before the transfer of Right to Data, the Company provided the TSP maintenance service using its own service team. In response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy, the Company initiated the process to transfer the Right to Data to Zhejiang Huanfu in September 2021 and the transfer was completed in December 2021. Since then, the Company does not have any right to access any personal data other than certain vehicle identification numbers (VINs) provided by automotive OEMs in association with the connectivity service. The Company then entered into procurement framework agreement with Zhejiang Huanfu to provide TSP maintenance services in connection with the connectivity service contracts entered into prior to the transfer of the Right to Data. Further, the Company licensed certain intellectual properties to Zhejiang Huanfu to enable it to perform such TSP maintenance service and to further develop business opportunities of such service of its own. The Company did not initiate any new contracts with its customers which require access to personal data since then.

The total amount of TSP maintenance services fee charged by Zhejiang Huanfu in connection with the connectivity service contracts was RMB64.7 million and RMB69.1 million in the fiscal years ended December 31, 2022 and 2023, respectively.
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The connectivity service revenue generated in the fiscal years ended December 31, 2022 and 2023 was RMB213 million and RMB191 million, respectively, contributing less than 5% of the Company’s total consolidated revenues. Furthermore, the annual amount of connectivity service revenue estimated to be recognized over the remaining period of these contracts would be even lower than the annual revenue previously recognized as there is no new contract entered into after the transfer of Right to Data and these contracts will gradually run out. Therefore, the Company concluded that the TSP maintenance services purchased from Zhejiang Huanfu were not material as it is only part of connectivity service, which is not its core business.

•The nature and extent of Zhejiang Huanfu’s operating activities (i.e., tell us if Zhejiang Huanfu has other customers for similar data-related services. If not, tell us how the terms of the procurement framework agreement were determined to be arm's length. Also, does it simply hold the intellectual property related to data-related services or does it carry out other activities, such as updating maps, marketing, etc. using the intellectual property that Zhejiang Huanfu licenses from the Company?);
As stated in the first paragraph under this Comment No. 1 and as advised by Zhejiang Huanfu (i) Zhejiang Huanfu’s revenues come from a variety of activities, e.g. data-related services (referring to the TSP service which requires accessing and processing certain personal data, not Mapping and ICP data), leasing and property management, etc. It has several customers and specifically for the data-related service, more than a substantial majority of its data-related service revenue is generated from these customers other than the Company; (ii) Zhejiang Huanfu has its own employees and operates its own sales and marketing, research and development and supplier management activities, etc.; (iii) in addition to the intellectual property licensed from the Company, Zhejiang Huanfu’s research and development team further develops new technologies; and (iv) Zhejiang Huanfu has its own financing resources.

Further upon request, Zhejiang Huanfu advised the Company that it does not carry out any business relating to mapping and surveying services. The intellectual property that Zhejiang Huanfu licensed from the Company is for the purpose of enabling Zhejiang Huanfu to perform TSP service (which relates to personal data, not Mapping and ICP data) and to further develop business opportunities of such service of its own.

•How fees to Zhejiang Huanfu under the arrangement are determined; and
The fees paid to Zhejiang Huanfu are to compensate the services received, the amounts of which are commensurate with the level of effort required to provide these services and were determined based on the actual costs incurred by Zhejiang Huanfu plus a reasonable margin. Additionally, the procurement framework agreement included only terms and conditions that are customarily present in other service contracts with other vendors of the Company.

• Your analysis as to whether Zhejiang Huanfu is your de facto agent, pursuant to paragraphs ASC 810-10-25-43.
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The Company evaluated the factors discussed in ASC 810-10-25-43 as follows and concluded that Zhejiang Huanfu is not a de facto agent of the Company:
-The Company does not hold any equity in, nor has it, directly or indirectly via any party, provided any subordinated financial support to Zhejiang Huanfu;
-Zhejiang Huanfu has not received any interests as a contribution or loan from the Company except as described above;
-No employee, officer or board member of the Company holds a similar position in Zhejiang Huanfu;
-There is no agreement between the Company and Zhejiang Huanfu or its equity holders restricting the latter’s ability to sell, transfer or encumber its interests without the prior approval of the Company; and
-The business relationship with Zhejiang Huanfu is not determined to be close business relationship as described above. The Company has not had any involvement in Zhejiang Huanfu’s operations other than the procurement from Zhejiang Huanfu for TSP maintenance service and paying the service fees based on commercial terms. Further, Zhejiang Huanfu has its own customer base and conducts its own business activities.
2.It appears from the related party disclosure in Note 28 and your consolidation policy in Note 2(b) that you do not consolidate Hubei ECARX. We also note that Hubei ECARX retained your Mapping and ICP business following the Restructuring. Please tell us how you evaluated ASC 810-10-15-17(d)(1) and (2) in determining whether to consolidate Hubei ECARX as a VIE. In this regard, we note the Company's related parties participated significantly in the design of this entity and it appears substantially all of the activities of Hubei ECARX either involve or are conducted on behalf of the Company.
Also, specifically address in your response:
•Whether you provided Hubei ECARX with any loans or other financial support or committed to provide such financial support;
•How you are able to continue providing your services following the transfer of the Mapping and ICP businesses to Hubei ECARX;
•The nature and extent of Hubei ECARX’s operating activities (i.e., tell us if Hubei ECARX has other customers for similar surveying and mapping services and ICP licenses. If not, tell us how the terms of the agreements to utilize these services and licenses determined to be arm's length. Also, does Hubei ECARX also have agreements with Zhejiang Huanfu regarding mapping and surveying services or data and ICP license access, does Hubei ECARX simply hold the intellectual property related to surveying and mapping or does it carry out other activities, such as updating maps, marketing, etc.?);
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•How you continue to have access to the Mapping and ICP data without "any subsisting agreement with Hubei ECARX with respect to mapping data and other technology related data and ICP licenses" and how any fees to Hubei ECARX under any other arrangement for access to the data are determined; and
•Your analysis as to whether Hubei ECARX is your de facto agent, pursuant to ASC 810-10-25-43.
The Company respectfully submits that as part of the Restructuring as described in Note 1(c) to the financial statements, the Company terminated all its agreements that resulted in Hubei ECARX being an entity controlled by the Company, in April 2022. Immediately after the Restructuring, the equity interests of Hubei ECARX were legally held by Mr. Shufu Li and Mr. Ziyu Shen, respectively, with Mr. Shufu Li ultimately holding majority of the interest. Based on the publicly available information, both Mr. Shufu Li and Mr. Ziyu Shen transferred certain equity interest of Hubei ECARX to some unrelated third-party investors and all the remaining equity interest to Hangzhou Langge Technology Co., Ltd. ("Langge”), an entity under the control of the controlling shareholder of the Company. Currently, Langge holds 81.2% equity in Hubei ECARX and is Hubei ECARX’s principal equity holder (the “Parent entity”). Upon request, Hubei ECARX has advised the Company that the Parent entity’s rights and obligations arising from the shareholding in Hubei ECARX are in proportion to its ownership interest. Hubei ECARX has also advised the Company that (i) since completion of the Restructuring in April 2022, it has been operating as a company with operations of its own carrying out retained Mapping and ICP businesses. It has Class A surveying and mapping qualifications, under which, it is authorized to collect geographic information and data. Its main operating activity is to provide development services for high-precision maps and navigation software development kits for OEMs in addition to holding intellectual properties, (ii) it has several customers and more than a substantial majority of its revenue is generated from these customers other than the Company. After the Restructuring and during the fiscal years ended December 31, 2022 and 2023, nil and RMB3.3 million revenue, respectively, was generated by Hubei ECARX from the Company; (iii) it has its own employees and operates its own sales and marketing, research and development and supplier management activities, etc.; and (iv) other than the loan from the Company (as disclosed in Note 1(c) and further explained in the responses to your comment under the first bullet point below), it has its own sources of financing.
The Company believes that Hubei ECARX’s substantial activities do not involve and are not conducted on behalf of the Company since the termination of the VIE agreements.
The Company considered the definition of related parties for the purpose of evaluating the accounting in accordance with ASC 810-10-15-17(d)(1) and (2) and concluded that VIE scope exception does not apply to Hubei ECARX and potential consolidation of Hubei ECARX by the Company under VIE model shall be evaluated.
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The Company evaluated paragraph ASC 810-10-25-38A and concluded that the Company does not have power to direct the activities of Hubei ECARX that most significantly impact its economic performance; nor does the Company have an obligation to absorb losses or receive benefits potentially significant to Hubei ECARX and, consequently, the Company does not have a controlling financial interest in Zhejiang Huanfu and should not consolidate Hubei ECARX in the Company’s consolidated financial statements.

The Company further addresses the Staff’s specific questions as follows:

•Whether you provided Hubei ECARX with any loans or other financial support or committed to provide such financial support;
The Company respectfully submits that it has provided Hubei ECARX with loans with outstanding balance of RMB214 million and RMB224 million as of December 31, 2022 and 2023, respectively, as disclosed in Note 28 in the 2023 Form 20-F and is repayable in 2026. These loans were the result of the Company transferring certain equity-method investments to Hubei ECARX as part of the Restructuring as described in Note 1(c). Aside from this, the Company has not provided Hubei ECARX with any loans or other financial support and is not committed to providing any financial support to Hubei ECARX.
•The nature and extent of Hubei ECARX’s operating activities (i.e., tell us if Hubei ECARX has other customers for similar surveying and mapping services and ICP licenses. If not, tell us how the terms of the agreements to utilize these services and licenses determined to be arm's length. Also, does Hubei ECARX also have agreements with Zhejiang Huanfu regarding mapping and surveying services or data and ICP license access, does Hubei ECARX simply hold the intellectual property related to surveying and mapping or does it carry out other activities, such as updating maps, marketing, etc.?);
As stated in the first paragraph under this Comment No. 2, and as advised by Hubei ECARX (i) since completion of the Restructuring in April 2022, it has Class A surveying and mapping qualifications, under which, it is authorized to collect geographic information and data. Its main operating activity is to provide development services for high-precision maps and navigation software development kits for OEMs in addition to holding intellectual properties; (ii) it has several customers and more than a substantial majority of its revenue is generated from these customers other than the Company; (iii) it has its own employees and operates its own sales and marketing, research and development and supplier management activities; and (iv) other than the loan from the Company, it has its own sources of financing. Hubei ECARX has also advised the Company that it does not have any agreements with Zhejiang Huanfu regarding mapping and surveying or data and ICP license access.
•How you are able to continue providing your services following the transfer of the Mapping and ICP businesses to Hubei ECARX;
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•How you continue to have access to the Mapping and ICP data without "any subsisting agreement with Hubei ECARX with respect to mapping data and other technology related data and ICP licenses" and how any fees to Hubei ECARX under any other arrangement for access to the data are determined; and
The Company further submits that it has divested and has not engaged in the Mapping and ICP Businesses and is not in possession of any surveying or mapping qualification or ICP license. Further, the Company’s current products and operations do not require any access, collection, storage, transmission and processing of surveying and mapping geographic information and data, which are restricted activities pursuant to PRC laws and regulations. Hence, there is no need for any subsisting agreement with Hubei ECARX.

For one of the Company’s recent developed autonomous driving systems in 2023, the Company engaged Hubei ECARX for an autonomous driving compliance and cloud data compliance service after having compared the pricing terms with the quotations obtained from other unrelated third-party vendors. Under this contract, Hubei ECARX is responsible for (i) the collection and storage of general sensor data (as opposed to surveying and mapping data); (ii) the desensitization of such data in a regulation-compliant environment; and (iii) the provision of the desensitized data to the Company for its ADAS/autonomous driving products and technologies. The Company only obtained the test results from Hubei ECARX which did not contain any surveying and mapping geographic information and data. Such data compliance contract amounted to RMB3.3 million in the fiscal year ended 2023.

•Your analysis as to whether Hubei ECARX is your de facto agent, pursuant to ASC 810-10-25-43.
The Company evaluated the factors discussed in ASC 810-10-25-43 and concluded that Hubei ECARX is not a de facto agent of the Company. In particular:
-The Company does not hold any equity in, nor has it, directly or indirectly via any party, provided any subordinated financing to Hubei ECARX;
-The Company did not retain any ownership interest in Hubei ECARX after the Restructuring or made any loan or contributions except as described above;
-No employee, officer or board member of the Company holds a similar position in Hubei ECARX;
-There is no agreement between the Company and Hubei ECARX or its Parent entity restricting the latter’s ability to sell, transfer or encumber its interests without the prior approval of the Company; and
-The business relationship with Hubei ECARX is not determined to be close business relationship as described above.
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3.We note in your response to prior comment one that you purchased vehicle- mounted mobile terminal and other related products from Zhejiang Huanfu and engaged Zhejiang Huanfu to provide telematics service provider services relating to vehicle information management system maintenance and support services, services relating to the management of mobile network and other services that concern or require the use of data. Please expand your revenue recognition policy to describe each of these types of product revenues and services revenues, the role Zhejiang Huanfu as compared to the responsibilities of the Company, and the basis for recognizing revenues for these services pursuant to ASC 606-10-05-4. Please provide us with a detailed discussion of the basis for recognizing each type of revenue that integrates the terms of your agreements with Zhejiang Huanfu, including:
•What entity is responsible for issues that may arise during the provision of services in which the data is only found at within Zhejiang Huanfu under the procurement framework agreement and any other agreements;
•How Zhejiang Huanfu retaining all these types of data impacted your evaluation of performance obligations;
•Whether you or Zhejiang are principal or agent in the provision of these services; and
•Revenue recognition policy conclusions for the Company for each type of services provided.
The Company respectfully submits that the vehicle-mounted mobile terminal and related products were purchased by Zhejiang Huanfu from the Company. Such purchases were not made under the procurement framework agreement that the Company entered into with Zhejiang Huanfu or any other procurement-related contracts entered into pursuant to the procurement framework. To correctly reflect this, the Company proposes to revise the disclosure under “Item 3. Key Information – Arrangements with Respect to Certain Personal Data” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on September 18, 2024 in bold or double-underlined), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:
“In response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy, in September 2021 we initiated the ~~an internal~~ process to transfer the rights of our mainland China subsidiaries and of the former VIE to access ~~and process~~ personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu, an entity controlled by our controlling shareholder. The transfer was completed in December 2021 and as of the date of this annual report, our mainland China subsidiaries do not have any right to access ~~or process~~ any personal data other than certain employee
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personal data and certain vehicle identification numbers provided by automotive OEMs in association with our provision of ~~product repair and maintenance~~ services. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and thereafter concluded several procurement-related contracts pursuant to the procurement framework agreement ~~for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide~~ to procure certain data-related services from Zhejiang Huanfu and fulfill our obligations to our PRC customers that were committed to prior to the aforementioned transfer to Zhejiang Huanfu for the sole purpose of restricting our access to personal data. Under these contracts, we ~~purchased vehicle-mounted mobile terminal and other related products from Zhejiang Huanfu and~~ engaged Zhejiang Huanfu to provide telematics service provider services relating to ~~vehicle information management, system maintenance and support services, services relating to the management of mobile network and other services that concern or require the use of data.~~ hosting of information, including personal data, as well as IT system support and troubleshooting. We also license certain intellectual property to Zhejiang Huanfu to enable it to perform its services. These contracts are governed by terms that we typically enter into with our suppliers.”
With regards to the Company engagement of Zhejiang Huanfu to provide TSP maintenance services, the engagement is for the sole purpose of restricting the Company’s access to personal data in response to the tightening of the regulatory framework governing data security, cybersecurity and privacy by PRC government authorities as stated in the response to your Comment No. 1 of this letter.

These aforementioned connectivity service contracts were entered into by the Company with its customers between 2018 and 2021. The connectivity service comprises the TSP maintenance services and mobile data packs. The key duties under the TSP maintenance services are to provide hosting of information, including personal data, as well as IT system support and troubleshooting. Therefore, the Company was able to access personal data during the service period. A per unit fixed price was agreed for respective automobile models in the contracts, which is payable by the customers upfront when each automobile is sold. The price of connectivity service was negotiated and agreed between the Company and its customers considering the Company’s own costs and margin in provision of such service at the time of entering into respective contracts.

After the transfer of Right to Data, the Company entered into procurement framework agreement in January 2022 to procure TSP maintenance service from Zhejiang Huanfu. The price of TSP maintenance service charged by Zhejiang Huanfu is based on the actual monthly cost incurred plus a reasonable margin. Since then, the Company has not had any right to access any personal data other than certain vehicle identification numbers provided by automotive OEMs in association with the provision of services by the Company under the connectivity service contracts.

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The Company further addresses the Staff’s specific questions as follows:

•What entity is responsible for issues that may arise during the provision of services in which the data is only found at within Zhejiang Huanfu under the procurement framework agreement and any other agreements;
In terms of the Company’s connectivity service contracts, which were signed before the transfer of Right to Data between the Company and its customers without the involvement of Zhejiang Huanfu, the Company is solely responsible for issues that may arise during the provision of services to its customers. The connectivity service contracts signed with the customers stated that the Company has obligations to satisfactorily provide the services as promised. There is no term which restricts the Company to procure part of the work from another party. When any issue arises, the service team in Zhejiang Huanfu resolves the issues following the requirements and quality standard agreed with the Company in the procurement framework agreement.

According to the Company’s connectivity service contract with its customers, the Company faces risk and consequence when there is delay in performing its obligations, which, from the Company’s perspective, includes the delay caused by issues that arise during the provision of service. The Company is subjected to overdue penalty amounting to 0.5% of the total contract price for each day overdue. However, such penalty is not mirrored in the procurement framework agreement between the Company and Zhejiang Huanfu. The key terms related to penalty are excerpted from the procurement framework agreement as follows:

(i)If Zhejiang Huanfu delays in performing its obligations hereunder, it shall pay the Company overdue penalty amounting to 0.05% of the total contract price for each day overdue. If the delay exceeds 30 days, the Company shall have the right to cancel the Contract.
(ii)If Zhejiang Huanfu commits any other breach of contract, including but not limited to subcontracting without approval of the Company or changing the service team without the Company’s authorization, Zhejiang Huanfu shall pay penalty to the Company equal to 20% of the amount of directly related losses caused by such breach, and the Company shall have the right to terminate the Contract at its option.

In summary, the Company is responsible for issues that may arise during the provision of services given the connectivity service contract is signed between the Company and the customers only, and before the Company started to procure services from Zhejiang Huanfu. The risk and penalty faced by the Company, which is much higher than those imposed on Zhejiang Huanfu, further reinforces the fact that the Company is responsible for the issues.
•How Zhejiang Huanfu retaining all these types of data impacted your evaluation of performance obligations;
As noted above, the connectivity service contracts were entered into by the Company with its customers during 2018 to 2021 before procuring the TSP maintenance service
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in January 2022 under the procurement framework agreement with Zhejiang Huanfu. The connectivity service contract and the procurement framework agreement were separately negotiated with the customers and Zhejiang Huanfu respectively. Therefore, the Company considers that procuring part of the services from Zhejiang Huanfu subsequently, with the purpose of restricting the Company’s access to the personal data does not impact the promises and the evaluation of performance obligations related to the contracts with its customers.
•Whether you or Zhejiang are principal or agent in the provision of these services; and
The Company respectfully submits that the Company is the principal in the provision of connectivity service, including those services that are procured from Zhejiang Huanfu.
As discussed above, the Company entered into connectivity service contract with its customers before procuring part of the services from Zhejiang Huanfu. The negotiation and signing of contracts are conducted separately with customers and Zhejiang Huanfu. The Company in fact obtains a right to the services provided by Zhejiang Huanfu after entering into the contract with the customer, which is not transferred to the customer. Also, the Company retains the ability to direct the use of, and obtain substantially all the remaining benefits from, that right. On the other hand, the customer does not have a right to direct Zhejiang Huanfu to provide services that the Company has agreed to provide under the related contracts. Therefore, the right to the service obtained by the Company from Zhejiang Huanfu is not the specified good or service in its contract with the customer.
The Company concludes that it controls the services provided by Zhejiang Huanfu before they are provided to the customer. The Company obtains a right to those services before those services are provided to the customer. The terms of the Company’s contract with Zhejiang Huanfu give the Company the ability to direct Zhejiang Huanfu to provide those services on the Company’s behalf. These considerations and analysis are consistent with the Example 46A in ASC 606.
In addition, the Company concludes that the following indicators in ASC 606-10-55-39 provide further evidence that the Company controls the services provided by Zhejiang Huanfu before they are provided to the customer:
-Primary responsibility for fulfillment. As noted above, the Company is primarily responsible for fulfilling the promise to provide connectivity services to the customer, including issues that may arise during the provision of services by Zhejiang Huanfu. Although the Company has procured services from Zhejiang Huanfu, it is the Company that is responsible for ensuring that the services are performed as acceptable to the customer, regardless of whether the services are performed by itself or it engages another service provider to perform the services. It is evidenced by the higher risk and penalty faced by the Company than those imposed on Zhejiang Huanfu.
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-Pricing discretion. The Company entered into the connectivity service contracts with customers before the transfer of Right to Data and received a one-time payment from the customers upfront. The consideration of the connectivity services contracts was determined between the Company and customers considering the Company’s own costs and margin in provision of such service, before procuring the services from Zhejiang Huanfu.
•Revenue recognition policy conclusions for the Company for each type of services provided.
The Company respectfully submits that it proposes to expand the disclosure for revenue recognition policy of connectivity services as follows:
The connectivity service includes mobile data traffic and telematics services provider (“TSP”) maintenance service. The Group purchases mobile data traffic from its suppliers and maintains a mobile data pool to provide mobile data service pack to its related parties. In the meantime, the Group provides TSP maintenance service to its related parties with key duties to provide hosting of information, including personal data, as well as IT system support and troubleshooting. Prior to December 2021, the Group provided the TSP maintenance service using its own service team. In response to the tightening of the regulatory framework governing data security, cybersecurity and privacy by PRC government authorities, the Group transferred the right to data business to Zhejiang Huanfu (the “transfer of Right to Data”) in December 2021 and has procured TSP maintenance services from Zhejiang Huanfu since then.

The connectivity service commences upon activation of the mobile data service pack and remains effective with agreed standard connectivity speed (1) over the duration of ownership under the first registered owner of the automobiles or (2) over the shorter of (i) an agreed fixed period or (ii) the duration of ownership under the first registered owner. Therefore, the Group estimates the period when the mobile data service pack is activated and recognizes the connectivity service revenue over the estimated period on a straight-line basis.

The Group determines that it is the principal in providing such connectivity service, as it has control over the services, either providing the TSP maintenance service by itself or obtaining a right to and control the services provided by Zhejiang Huanfu, including negotiating arrangement details with customers, establishing prices for services, selecting data traffic suppliers and management of the data traffic pool to fulfil users’ needs, as well as being primarily responsible for fulfilling the promise, including issues that may arise during the provision of the services.

Note 28. Related party balances and transactions, page F-69

4.We note that you aggregate the amounts of all related party transactions. While the guidance in ASC 850-10-50-3 does permit some aggregation of similar transactions by type of related party, since Zhejiang Huanfu and Hubei ECARX differ from other related party transactions due to the transfer of the right-to-
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September 18, 2024

data and procurement framework agreement and mapping and ICP license businesses from the previous VIE, please expand the disclosure to separately disclose all related party transactions between the Company and each of these related party entities.
The Company respectfully submits that it proposes to separately disclose the sales and purchase transactions between the Company and Zhejiang Huanfu and Hubei ECARX, which were previously disclosed in aggregation with sales and purchase transactions with other related parties under Note 28(b), in its future Form 20-F filings beginning with the year ending December 31, 2024. The Company has already been disclosing other types of related party transactions with these two entities separately in Notes 28(b)(iv) and (vii) and Note 28(c)(viii).

5.Please also describe the agreements between the Company and Zhejiang Huanfu and Hubei ECARX in detail, including a detailed description of the Restructuring transaction agreements and continuing relationships and transactions, pursuant to ASC 850-10-50-1(b).
The Company respectfully submits that in addition to its existing disclosures in Notes 1(c), 1(d), 8, 11, and 28, the Company, in its future filings, will include separate disclosure about the procurement framework agreement and related transactions with Zhejiang Huanfu as referred to in the response to Comment No. 1 above and data compliance contract and related transactions with Hubei ECARX as referred to in response to Comment No. 2 above.
6.Please also disclose the basis for your belief that related party transactions between the Company and Zhejiang Huanfu and Hubei ECARX are based on terms equivalent to those that prevail in arm's length transactions, including how you substantiated such representations pursuant to ASC 850-10-50-5.
The Company believes that its terms of payment with Zhejiang Huanfu were determined to be on an arm’s length commercial terms as those payments were determined either with reference to the prices the Company previously paid to unrelated third-party vendors or based on Zhejiang Huanfu’s estimated costs plus a reasonable margin. The Company, however, respectfully submits that disclosing the basis of such determination may not be appropriate as the Company is unable to substantiate such representations pursuant to ASC 850-10-50-5.
As regards the transactions with Hubei ECARX, the Company further submits that the transactions with Hubei ECARX in fiscal year 2023 did not relate to the mapping or ICP businesses and the amounts were RMB3.3 million. The Company did not make any statement of arm’s length transaction with Hubei ECARX in prior response submitted on September 18, 2024 nor will it make the any arm’s length transaction representation in its future filings as the Company is unable to substantiate such representations pursuant to ASC 850-10-50-5.
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If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 (571) 8530 6942 or phil.zhou@ecarxgroup.com or the Company’s U.S. counsel Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or Shu.Du@skadden.com.
Very truly yours,

/s/ Jing (Phil) Zhou
Jing (Phil) Zhou
Chief Financial Officer
cc:    Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Oliver Xu, Partner, KPMG Huazhen LLP

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